Exhibit 99.1

November 21, 2016

Alleged Subsidies to Catalyst Paper Preliminarily Found to be Negligible and Non-countervailable by U.S. Department of Commerce

Richmond, (BC) – Catalyst Paper Corporation (TSX:CYT) today announced that the U.S. Department of Commerce (DOC) issued Preliminary Results in its expedited review of Catalyst, finding that Catalyst received a negligible (de minimis) amount of subsidies during the applicable period of review and therefore, subject to confirmation in the DOC’s Final Results, Catalyst’s exports of supercalendered paper (SC) into the U.S. market would not be subject to countervailing duties.

“Today’s decision confirms that Catalyst did not receive any material subsidies from the Government of Canada or Province of British Columbia,” said Joe Nemeth, President & Chief Executive Officer.

Catalyst requested the expedited review, which looked specifically at the 2014 period, after the DOC imposed countervailing duties on SC paper imports from Canada in December 2015. Without individually investigating Catalyst, the DOC assigned the company an “all-others” countervailing duties rate of 18.85%, which was based on the weighted average of the rates determined for Port Hawkesbury Paper and Resolute Forest Products.

“The18.85% ‘all-others’ rate assigned to Catalyst painted an inaccurate picture of our business, and the manufacture and export of our high-quality paper products,” said Mr. Nemeth. “Catalyst has paid over $18 million in duties and legal costs since the countervailing duties were imposed. These costs have imposed a burden on Catalyst and our effort to improve our financial performance and competitiveness.”

The DOC’s Preliminary Results do not take effect until interested parties have had the opportunity to comment and the DOC issues Final Results scheduled for February 2017.

Page2

About Catalyst Paper

Catalyst Paper manufactures diverse papers such as coated freesheet, coated one side (C1S), flexible and industrial packaging, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers, commercial printers, and converters of specialty applications in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and has been ranked by Corporate Knights magazine for the 10th consecutive year as one of the 50 Best Corporate Citizens in Canada.

For more information:

Len Posyniak
Senior Vice President, Human Resources & Corporate Services
604-247-4013